Exhibit 99.6

Execution version

PRIVILEGED & CONFIDENTIAL

SECOND AMENDMENT TO

LOAN AGREEMENT

THIS SECOND AMENDMENT TO LOAN AGREEMENT (this “Second Amendment”) is made and entered into as of May 12, 2024G., by and among CENTOGENE N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands (the “Borrower”), and PHARMACEUTICAL INVESTMENT COMPANY, a closed joint stock company incorporated pursuant to the laws of the Kingdom of Saudi Arabia (the “Lender”).

W I T N E S S E T H :

WHEREAS, the Borrower and the Lender have executed and delivered that certain Loan Agreement, dated as of October 26, 2023 (as amended by that certain First Amendment to Loan Agreement, dated as of April 23, 2024 and as may be further amended, restated, supplemented, or otherwise modified from time to time, and together with the Terms and Conditions attached thereto, the “Loan Agreement”); and

WHEREAS, the Borrower has requested that the Lender amend certain provisions of the Loan Agreement as set forth herein, and the Lender has agreed to such amendments, subject to the terms and conditions hereof.

NOW, THEREFORE, for and in consideration of the above premises and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the parties hereto, the Borrower and Lender hereby covenant and agree as follows:

SECTION 1.      Definitions. Unless otherwise specifically defined herein, each capitalized term used herein (and in the recitals above) which is defined in the Loan Agreement (as amended hereby) shall have the meaning assigned to such term in the Loan Agreement (as amended hereby).

SECTION 2.      Amendments to Loan Agreement.

(a)            The definition of “CFIUS Clearance” set forth in Article 1 of the Terms and Conditions is hereby amended in its entirety as follows:

“CFIUS Clearance” means (a) the receipt by the Borrower and Lender, or their respective Affiliates, of written notification (including by email) from CFIUS that (i) the transactions contemplated by the Transaction Documents(including the conversion of the Loan into Conversion Consideration) are not a “covered transaction” under the DPA; or (ii) CFIUS has concluded its review (or, if applicable, investigation) under the DPA and determined that there are no unresolved national security concerns with respect to the transactions contemplated by the Transaction Documents(including the conversion of the Loan into Conversion Consideration), and has concluded all action under the DPA with respect to the transactions contemplated by the Transaction Documents (including the conversion of the Loan into Conversion Consideration); or (b) CFIUS has sent a report to the President of the United States (the “President”) requesting the President’s decision on the transactions contemplated by the Transaction Documents and either (i) the President has announced a decision not to take any action to suspend or prohibit the transactions contemplated by the Transaction Documents(including the conversion of the Loan into Conversion Consideration) or (ii) the period under the DPA during which the President may announce a decision to take action on the transactions contemplated by the Transaction Documents (including the conversion of the Loan into Conversion Consideration) has expired without any such action being taken or announced.

(b)            The definition of “CFIUS Notice” set forth in Article 1 of the Terms and Conditions is hereby amended in its entirety as follows:

“CFIUS Notice” means a joint voluntary notice prepared by the Borrower and Lender, or their respective Affiliates, with respect to the transactions contemplated by the Transaction Documents and submitted to CFIUS pursuant to 31 C.F.R. Part 800 Subpart E.

(c)            The definition of “Company Business” as set forth in Article 1 of the Terms and Conditions is hereby deleted in its entirety. For the sake of clarity, such deletion shall not affect the definition of “Company Business” in Section 1 of the Loan Agreement.

(d)            The definition of “Conversion Date” set forth in Article 1 of the Terms and Conditions is hereby amended in its entirety as follows:

“Conversion Date” means, with respect to the Loan, the First Conversion Date and the Second Conversion Date, as applicable. For purposes of Section 5.05, references to “Conversion Date” shall include any Fundamental Change Conversion Date.

(e)            The definition of “Conversion Price” set forth in Article 1 of the Terms and Conditions is hereby amended in its entirety as follows:

“Conversion Price” means (A) $0.79 per Common Share with respect to the First Amount and (B) $2.20 per Common Share with respect to the Second Amount, as applicable; provided, however, that the Conversion Price is subject to adjustment pursuant to Article 5; provided, further, that whenever these Terms and Conditions refer to the Conversion Price as of a particular date without setting forth a particular time on such date, such reference will be deemed to be to the Conversion Price immediately after the Close of Business on such date and further, provided that, the Conversion Price per Common Share shall never be less than the nominal value of one Common Share; notwithstanding the foregoing, after giving effect to the conversion of the Second Amount, the Lender shall not hold in excess of 49% of the aggregate outstanding Capital Shares of the Borrower and the Conversion Price shall be increased solely to the extent required to ensure compliance with the foregoing.

(f)            The definition of “Interest Payment Date” set forth in Article 1 of the Terms and Conditions is hereby amended in its entirety as follows:

“Interest Payment Date” means, with respect to the Loan, (i) the date that is ninety (90) days from the Closing Date, (ii) the date that is one-hundred-eighty (180) days from the Closing Date, (iii) with respect to the First Amount, the First Conversion Date and (iv) with respect to the Second Amount, the Second Conversion Date.

Execution Version of the Second Amendment to Loan Agreement entered into between Centogene N.V. and the Pharmaceutical Investment Company

(g)            The definition of “Maturity Date” set forth in Article 1 of the Terms and Conditions is hereby amended in its entirety as follows:

“Maturity Date” means (i) with respect to the First Amount, the earlier to occur of (a) April 1, 2025, and (b) the First Conversion Date and (ii) with respect to the Second Amount, the Second Conversion Date, as applicable.

(h)           Article 1 of the Terms and Conditions is hereby amended to add the below definitions in the appropriate alphabetical order:

“First Amount” means the aggregate amount of $15,000,000 plus related conversion fees, which shall convert on the First Conversion Date.

“First Conversion Date” means, with respect to the First Amount, ten (10) Business Days following the receipt of the CFIUS Clearance and the requirements set forth in Section 5.02(A) to convert the Loan are satisfied or, in the case of any conversion pursuant to Section 5.01(D), the Maturity Date. The Conversion Date with respect to any conversion at the Borrower’s option pursuant to Section 5.01(E) is the date on which the Borrower provides the notice contemplated by Section 5.01(E).

“Second Amount” means the aggregate amount of $15,000,000 plus all accrued and unpaid interest and related conversion fees, which shall convert on the Second Conversion Date.

“Second Conversion Date” means, with respect to the Second Amount, the second anniversary of the First Conversion Date and the requirements set forth in Section 5.02(A) to convert the Loan are satisfied or, in the case of any conversion pursuant to Section 5.01(D), the Maturity Date. The Conversion Date with respect to any conversion at the Borrower’s option pursuant to Section 5.01(E) is the date on which the Borrower provides the notice contemplated by Section 5.01(E).

(i)            Section 3.07 of the Terms and Conditions is hereby amended in its entirety as follows:

Section 3.07 CFIUS.

(A) CFIUS Notice. Each of the Borrower and Lender shall (and shall cause their respective Affiliates to) (i) prepare and submit to CFIUS, as soon as practicable, a draft CFIUS Notice, (ii) submit a formal CFIUS Notice pursuant to the DPA as soon as practicable or, if applicable, after receipt of any comments to the draft CFIUS Notice, and (iii) provide any supplemental information and other related information requested by CFIUS pursuant to the DPA as soon as practicable (and, in any case, within the time periods required by CFIUS); provided however, that the Borrower and Lender may agree to request an extension of time pursuant to the DPA to respond to CFIUS requests for information.

Execution Version of the Second Amendment to Loan Agreement entered into between Centogene N.V. and the Pharmaceutical Investment Company

(B) CFIUS Clearance. The Borrower and Lender shall, and shall cause their respective Affiliates to, use commercially reasonable efforts to obtain CFIUS Clearance. Each of the Borrower and Lender shall, in connection with the efforts to obtain CFIUS Clearance, (i) cooperate in all respects and consult with each other in connection with the CFIUS Notice, including by allowing each other to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions, (ii) to the extent not prohibited by CFIUS, promptly inform each other of any communication received by any party from, or given by any party to, CFIUS, including by promptly providing copies to each other of any such written communications, (iii) permit each other to review in advance any substantive communication that is given to, and consult with each other in advance of any conference, meeting, or substantive telephone call with, CFIUS, and to the extent not prohibited by CFIUS, provide each other the opportunity to attend and participate in any conference, meeting, or substantive telephone call with CFIUS and (iv) enter into such commercially reasonable assurances or agreements requested or required by CFIUS or the President of the United States to obtain CFIUS Clearance; provided, however, that neither Lender, the Borrower nor any of their respective Affiliates shall be required to (w) take any action that would violate any Law applicable to such Person, (x) sell, divest, or dispose of any assets or businesses that such Person holds, (y) with respect to the Lender or its Affiliates, provide the Borrower with copies of or permit the Borrower to review or receive the “personal identifier information” under 31 C.F.R. § 800.502(c)(5), or (z) otherwise adopt conditions or restrictions that would reasonably be expected to have, individually or in the aggregate, either an adverse effect on the value of the Lender’s investment or an adverse effect on the Borrower. For purposes of this Section 3.07, “commercially reasonable efforts” shall not be construed to require any party to enter into litigation to overturn or challenge any governmental determination or action with respect to the DPA.

(C) Lender Consent. The Borrower shall not, and shall cause their respective Affiliates not to, take or agree to take any action, condition or restriction required by CFIUS in connection with obtaining CFIUS Clearance except with the advance written consent of Lender.

(j)            Section 5.01(B) of the Terms and Conditions is hereby deleted in its entirety.

Execution Version of the Second Amendment to Loan Agreement entered into between Centogene N.V. and the Pharmaceutical Investment Company

(k)            Section 6(a)(i) of the Loan Agreement is hereby amended in its entirety as follows:

Generally. Following the First Conversion Date, and for so long as Lender and its Permitted Transferees continue to have record and beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of at least 10% of the outstanding Common Shares of the Borrower (the “Nomination Right Condition”), Lender and its Permitted Transferees, if any, shall have the right to designate a number of persons for appointment to the Supervisory Board of Directors (each, a “Lender Nominee”) that is equal to (x) the percentage of the Borrower's issued share capital represented by the Common Shares held by the Lender and its Permitted Transferees, if any, multiplied by (y) the total number of Supervisory Board members (including the number of Lender Nominees and assuming their appointment to the Supervisory Board) rounded to the nearest whole number. Following the Second Conversion Date and as long as the Lender and its Permitted Transferees continue to have the Nomination Right Condition, Lender and its Permitted Transferees, if any, shall have the right to designate such additional Lender Nominees at the Supervisory Board of Directors that is equal to (x) the percentage of the Borrower's issued share capital represented by the Common Shares held by the Lender and its Permitted Transferees, if any, multiplied by (y) the total number of Supervisory Board members (including the number of Lender Nominees and assuming their appointment to the Supervisory Board) rounded to the nearest whole number, provided that the aggregate number of Lender Nominees following the Second Conversion Date shall not constitute a majority of the total number of Supervisory Board members (including the number of Lender Nominees and assuming their appointment to the Supervisory Board). If Lender and its Permitted Transferees, if any, have the right to so designate one or more Lender Nominees in a given year, the Supervisory Board of Directors shall upon each such designation having been made nominate each Lender Nominee so designated for appointment or re-appointment, as applicable, by the general meeting of shareholders of the Borrower to the Supervisory Board of Directors in accordance with the Articles of Association and Dutch law. If, following appointment or re-appointment to the Supervisory Board of Directors, a Lender Nominee resigns, is removed, is not re-appointed or is otherwise unable to serve for any reason and Lender and its Permitted Transferees, if any, still satisfy the Nomination Right Condition, then Lender and its Permitted Transferees, if any, shall be entitled to designate a replacement Lender Nominee, and the Supervisory Board of Directors shall upon such designation nominate the Lender Nominee for appointment by the general meeting of shareholders to the Supervisory Board of Directors in accordance with the Articles of Association and Dutch law. In the event that Lender and its Permitted Transferees, if any, cease to satisfy the Nomination Right Condition, if requested by the Supervisory Board of Directors, Lender and its Permitted Transferees, if any, shall use reasonable efforts to have the Lender Nominees resign as a member of the Supervisory Board of Directors.

(l)            Section 6(f) of the Loan Agreement is hereby amended in its entirety as follows:

Indebtedness. Without Lender’s prior written consent, the Borrower shall not, and shall cause its Subsidiaries not to, (i) create, incur, assume or be liable for any Indebtedness (other than the Oxford Loan) that is secured by any security interest or Lien in the Borrower’s assets in favor of any Person, unless the Loan is secured on an equal and ratable basis with such Indebtedness or (ii) incur Indebtedness under that certain Loan and Security Agreement dated as of January 31, 2022 among the Borrower, certain Subsidiaries of the Borrower, Oxford Finance LLC and the lenders party thereto from time to time, as amended, supplemented, restated, renewed, replaced, refinanced or extended from time to time (the “Oxford Loan”) in an aggregate principal amount outstanding exceeding $50,000,000 (or at any time prior to an Insolvency Proceeding (as defined in the Oxford Subordination Agreement) of the Borrower or any of its material Subsidiaries, such larger amount if either (x) such excess is received by the Borrower or Centogene GmbH or (y) with the prior written consent of Lender, and from and after the such Insolvency Proceeding such consent shall not be required) and all other Obligations (as defined in the Oxford Loan) in respect of the Oxford Loan. For the sake of clarity, the aggregate principal amount of the Oxford Loan shall not include interest (including interest that has been added to principal as payment in kind), Lenders’ Expenses, the Prepayment Fee, the Final Payment, the payment under the Success Fee Agreement (as such terms are defined in the Oxford Loan) or other amounts due to the collateral agent and the lenders in respect of the Oxford Loan.

Execution Version of the Second Amendment to Loan Agreement entered into between Centogene N.V. and the Pharmaceutical Investment Company

(m)            Section 6(h) of the Loan Agreement is hereby amended in its entirety as follows:

Control Rights Upon Conversion. Following receipt of CFIUS Clearance and the First Conversion Date, and for so long as the Nomination Right Condition is met, the Lender’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed) shall be required in order for Centogene US, LLC, the Borrower’s U.S. Subsidiary, to select a new line of business or venture in the United States.

SECTION 3.         Effectiveness. This Second Amendment shall become effective upon receipt by the Borrower or its Affiliates of the following payments from the Lender:

(a)            the sum of twenty million Saudi Arabian Riyals (SAR 20,000,000), being the consideration under the Share Purchase Agreement related to Genomics Innovations Company Limited entered into on or about the date hereof between the Lender and Borrower; and

(b)            the sum of at least five million United States Dollars (USD $5,000,000), being part of the purchase price under the KSA Receivables Transfer Agreement entered into on April 23, 2024 between the Lender and the Borrower’s Affiliate, Centogene GmbH.

SECTION 4.         Miscellaneous.

(a)            Compliance. The Borrower agrees to comply with the applicable terms, provisions, and conditions of the Loan Agreement, after giving effect to the terms of this Second Amendment, notwithstanding any prior conduct of the Lender or any course of dealing among the Lender and the Borrower prior to the date hereof to the contrary.

(b)            Transaction Document. Each of the parties hereto hereby acknowledges and agrees that this Second Amendment is a “Transaction Document” (as defined in the Loan Agreement).

(c)            Representations and Warranties. To induce the Lender to enter into this Second Amendment, the Borrower hereby confirms that (i) all of the representations and warranties set forth in the Loan Agreement are true and correct in all material respects (without duplication of any materiality qualifier in the text of such representation or warranty) as of the date hereof except to the extent that any such representation or warranty relates to a specific date in which case such representation or warranty shall be true and correct as of such earlier date and (ii) no Default or Event of Default has occurred and is continuing as of the date hereof. The Borrower acknowledges and agrees that the Loan Agreement, the other Transaction Documents and this Second Amendment constitute the legal, valid and binding obligation of the Borrower, and are enforceable against the Borrower in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency or other similar laws relating to the enforcement of creditors’ rights generally and by general equitable principles.

Execution Version of the Second Amendment to Loan Agreement entered into between Centogene N.V. and the Pharmaceutical Investment Company

(d)            Effect of Agreement; No Waiver or Novation. Except as set forth expressly hereinabove, all terms of the Loan Agreement and the other Transaction Documents shall be and remain in full force and effect, and shall constitute the legal, valid, binding, and enforceable obligations of the Borrower and the Lender, as applicable. The execution, delivery and effectiveness of this Second Amendment shall not, except as expressly provided in this Second Amendment, operate as a waiver of any right, power or remedy of the Lender, nor constitute a waiver of any provision of the Loan Agreement or any other Transaction Document. Nothing herein is intended or shall be construed as a waiver of any existing Defaults or Events of Default under the Loan Agreement or the other Transaction Documents or any of the Lender’s rights and remedies in respect of any Defaults or Events of Default. This Second Amendment is not intended to be, nor shall it be construed as, a novation of the Loan Agreement.

(e)            Counterparts. This Second Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts (including via pdf, facsimile or other method of electronic transmission), each of which when so executed and delivered shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same instrument. This Second Amendment may be executed by each party on separate copies, which copies, when combined so as to include the signatures of all parties, shall constitute a single counterpart of this Second Amendment.

(f)            Further Assurances. Each party hereto agrees to take, at its expense, such further actions as the other party shall reasonably request from time to time to evidence the agreements set forth herein and the transactions contemplated hereby.

(g)            Governing Law. This Second Amendment shall be governed by and construed and interpreted in accordance with the internal laws of the State of New York. Sections 10(e), (f) and (g) of the Loan Agreement and Sections 8.03, 8.04 and 8.10 of the Terms and Conditions are hereby incorporated herein by reference mutatis mutandis.

(h)           Severability. Any provision of this Second Amendment which is prohibited or unenforceable shall be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof in that jurisdiction or affecting the validity or enforceability of such provision in any other jurisdiction.

(i)            Release. In consideration of the agreements of the Lender contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Borrower, voluntarily, knowingly, unconditionally and irrevocably, with specific and express intent, for and on behalf of itself and all of its respective parents, subsidiaries, affiliates, members, managers, predecessors, successors, and assigns, and each of its respective current and former directors, officers, shareholders, agents, and employees, and each of its respective predecessors, successors, heirs, and assigns (individually and collectively, the “Releasing Parties”) does hereby fully and completely release, acquit and forever discharge of the Lender, and each its parents, subsidiaries, affiliates, members, managers, shareholders, directors, officers and employees, and each of their respective predecessors, successors, heirs, and assigns (individually and collectively, the “Released Parties”), of and from any and all actions, causes of action, suits, debts, disputes, damages, claims, obligations, liabilities, costs, expenses and demands of any kind whatsoever, at law or in equity, whether matured or unmatured, liquidated or unliquidated, vested or contingent, choate or inchoate, known or unknown that the Releasing Parties (or any of them) has against the Released Parties or any of them (whether directly or indirectly), based in whole or in part on facts, whether or not now known, existing on or before the date hereof, that relate to, arise out of or otherwise are in connection with: (i) any or all of the Transaction Documents or transactions contemplated thereby or any actions or omissions in connection therewith or (ii) any aspect of the dealings or relationships between or among the Borrower, on the one hand, and any or all of the Released Parties, on the other hand, relating to any or all of the documents, transactions, actions or omissions referenced in clause (i) hereof. The Borrower acknowledges that the foregoing release is a material inducement to the Lender’s decision to enter into this Second Amendment and agree to the modifications contemplated hereunder, and has been relied upon by the Lender in connection therewith.

[SIGNATURES ON FOLLOWING PAGES]

Execution Version of the Second Amendment to Loan Agreement entered into between Centogene N.V. and the Pharmaceutical Investment Company

IN WITNESS WHEREOF, each of the parties hereto has caused this Second Amendment to be duly executed by its duly authorized officer as of the day and year first above written.

BORROWER:

CENTOGENE N.V.

By:
Name: Kim Stratton
Title: Chief Executive Officer

By:
Name: Miguel Coego
Title: Chief Financial Officer, Legal, & IT

Execution Version of the Second Amendment to Loan Agreement entered into between Centogene N.V. and the Pharmaceutical Investment Company

LENDER:

PHARMACEUTICAL INVESTMENT COMPANY

By:
Name: Ibrahim Aljuffali
Title: Chairman of the Board

Execution Version of the Second Amendment to Loan Agreement entered into between Centogene N.V. and the Pharmaceutical Investment Company